Paramount Energy Trust

Consolidated Balance Sheets

As at	March 31, 2010	December 31, 2009
($ thousands, unaudited)

Assets
Current assets
Restricted cash (note 12)	$ 57,520	$ -
Accounts receivable	41,664	34,079
Prepaids and deposits	14,641	12,910
Marketable securities	145	163
Financial instruments (note 9)	65,441	46,152
	179,411	93,304

Property, plant and equipment (note 2)	933,156	921,705
Goodwill	29,129	29,129
Financial instruments (note 9)	18,529	21,167
	$ 1,160,225	$ 1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 67,163	$ 41,722
Distributions payable	6,430	6,311
Bank debt (note 4)	6,771	7,569
Convertible debentures (note 5)	55,271	55,271
	135,635	110,873

Long term bank debt (note 4)	235,638	262,393
Gas over bitumen royalty adjustments (note 11)	79,374	77,167
Asset retirement obligations (note 8)	202,376	194,588
Convertible debentures (note 5)	165,326	164,926
Future income taxes	-	-

Unitholders’ equity
Unitholders’ capital (note 6)	1,167,611	1,156,245
Subscription receipts (note 12)	56,029
Equity component of convertible debentures (note 5)	10,844	10,844
Contributed surplus (note 7)	20,109	19,470
Non-controlling interest (note 3)	1,880	1,479
Deficit	(914,597)	(932,680)
	341,876	253,879
	$ 1,160,225	$ 1,065,305
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 9, 10, and 11

Paramount Energy Trust

Interim Consolidated Statements of Earnings and Deficit

	Three months ended March 31
	2010	2009
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 73,139	$ 82,750
Royalties	(9,019)	(8,801)
Realized gain on financial instruments (note 9)	56,350	14,353
Unrealized gain on financial instruments (note 9)	16,651	95,134
Call option premiums received (note 9)	1,851	-
Gas over bitumen revenue (note 11)	446	534
	139,418	183,970

Expenses
Operating	23,643	33,012
Transportation costs	3,122	3,349
Exploration expenses	4,033	6,779
General and administrative (note 7)	8,638	9,082
Interest and other	2,810	1,701
Interest on convertible debentures	4,449	4,527
Gain on sale of property, plant and equipment	(11)	-
Depletion, depreciation and accretion	55,484	48,290
	102,168	106,740
Earnings before income taxes	37,250	77,230
Future income tax recovery	-	(1,230)
Net earnings	37,250	78,460
Deficit, beginning of period	(932,680)	(871,235)
Distributions declared	(19,167)	(21,464)
Deficit, end of period	(914,597)	(814,239)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of period	$ (914,597)	$ (814,239)

Earnings per Trust Unit (note 6(c))
Basic	$ 0.29	$ 0.69
Diluted	$ 0.29	$ 0.69
Distributions per Trust Unit	$ 0.15	$ 0.19

See accompanying notes

Non-controlling interest reconciliation (note 1(a) & note 3)

Net earnings attributable to:

Unitholders of the Trust

          $      36,967                 $     78,559

Non-controlling interest

                       283                            (99)

Net earnings $ 37,250 $ 78,460

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

Three months ended March 31
	2010	2009
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings	$ 37,250	$ 78,460
Items not involving cash
Depletion, depreciation and accretion	55,484	48,290
Trust Unit-based compensation	656	1,266
Unrealized gain on financial instruments	(16,651)	(95,134)
Gain on sale of property, plant and equipment	(11)	-
Loss on marketable securities	18	26
Future income tax recovery	-	(1,230)
Non-cash interest expense on convertible debentures	603	818
Non-cash exploration expense	1,908	2,196
Gas over bitumen royalty adjustments	3,828	2,871
Gas over bitumen royalty adjustments not yet received	(1,621)	-
Expenditures on asset retirement obligations	(2,023)	(1,362)
Change in non-cash working capital	2,185	12,874
Cash flow provided by operating activities	81,626	49,075

Financing activities
Distributions to Unitholders	(7,818)	(21,464)
Change in bank debt	(27,554)	11,924
Subscription receipts issued	57,520	-
Subscription receipt issue fees	(1,491)	-
Debenture issue fees	(203)	-
Severo share issue	400	-
Change in non-cash working capital	3,653	(2,654)
	24,507	(12,194)

	106,133	(36,881)

Investing activities
Acquisition of properties and corporate assets	(24,249)	(6,830)
Exploration and development expenditures	(36,988)	(36,058)
Proceeds on sale of property and equipment	2,202	99
Restricted cash from subscription receipts	(57,520)	-
Change in non-cash working capital	10,422	5,908
	(106,133)	(36,881)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	-	-

Interest paid	$ 2,797	$ 1,587
Taxes paid	-	-

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as described in note 1 a) below Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 29 through 42 of the Trust’s 2009 annual report and should be read in conjunction with these interim financial statements.

a)

New accounting pronouncements

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests CICA Handbook Section 1582 ‘‘Business Combinations’’ replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for business combinations. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations.  Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. PET has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010.

2.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,254,349	$ 2,197,322
Asset retirement costs	165,954	160,143
Corporate assets	4,984	4,854
	2,425,287	2,362,319
Accumulated depletion and depreciation	(1,492,131)	(1,440,614)
	$ 933,156	$ 921,705

Property, plant and equipment at March 31, 2010 included $119.0 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $73.4 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010 the Trust closed a purchase of petroleum and natural gas assets for an aggregate purchase price of $17.5 million. The acquisition was financed through existing credit facilities. The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

3.

NON-CONTROLLING INTEREST

PET has a 90 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining ten percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

4.

BANK DEBT

PET has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 24th, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. The current borrowing base of $360 million consists of a demand loan of $345 million and a working capital facility of $15 million. The borrowing base under the facility will be re-determined by the syndicate in May 2010. In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $12.8 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, distributions would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at March 31, 2010 was 3.8 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank, in the amount of $10 million. The facility has been renewed to April 30, 2011, with a reduction to approximately $7 million by May 31, 2010, and a further reduction to $6 million by August 31, 2010. At March 31, 2010 Severo had $6.8 million drawn on the facility.

5.

CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

During 2009, PET amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

•

The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

•

The conversion price was reduced to $7.50 per Trust Unit.

•

The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of PET including the Credit Facility. The Trust incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both, issue costs and the equity component, reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. Subsequent to quarter-end, the Trust announced an issue of convertible debentures to finance the repayment of the maturing 6.25% Convertible Debentures; refer to note 12.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) matured and were paid out in cash on September 30, 2009.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by

95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity.   The debt component has been measured based on amortized cost.

	8% Series	6.25% Series	7.25% Series	6.5% Series	Total
Short term balance, December 31, 2008	$ 5,848	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	$ 221,518
Accretion of non-cash equity component	-	117	745	501	1,363
Amortization of debenture issue fees	18	441	822	598	1,879
Issue fees for amended debentures	-	-	(1,036)	-	(1,036)
Equity component of amended debentures	-	-	(3,509)	-	(3,509)
Repayment of principal on maturity	(5,866)	-	-	-	(5,866)
Short term balance, December 31, 2009	$ -	$ 55,271	$ -	$ -	$ 55,271
Long term balance, December 31, 2009	-	$ -	$ 92,999	$ 71,927	$ 164,926
Accretion of non-cash equity component	-	-	226	137	363
Amortization of debenture issue fees	-	-	103	137	240
Issue fees for amended debentures	-	-	(203)	-	(203)
Short term balance, March 31, 2010	$ -	$ 55,271	$ -	$ -	$ 55,271
Long term balance, March 31, 2010	$ -	$ -	$ 93,055	$ 72,201	$ 165,326
Market value, March 31, 2010	$ -	$ 55,437	$ 101,722	$ 76,049	$ 233,208
Principal amount of debentures outstanding, March 31, 2010	-	55,271	99,972	74,925	230,168

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2008	$ 7,335
Equity component of amended debentures	3,509
Balance, as at December 31, 2009 & March 31, 2010	$ 10,844

6.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Units issued pursuant to Unit Incentive Plan	136,125	1,139
Units issued pursuant to Bonus Rights Plan	60,121	303
Units issued pursuant to Distribution Reinvestment Plan	2,895,519	13,547
Units issued pursuant to Optional Cash Payments	138,200	620
Units issued pursuant to Profound acquisition	10,025,990	32,184
Trust Unit redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	$ 1,156,245
Units issued pursuant to Bonus Rights Plan	2,000	16
Units issued pursuant to Dividend Reinvestment Plan	2,365,208	11,350
Balance, March 31, 2010	128,590,725	$ 1,167,611

Subsequent to quarter-end, the Trust closed an acquisition, partly financed through issue of Trust units; refer to note 12.

c)

Per Unit Information

Basic per unit amounts are calculated using the weighted average number of Trust Units outstanding during the three months ended March 31, 2010 of 127,393,805 (2009 – 112,967,783).  PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per unit amounts for the three months ended March 31, 2010, 1,775,958 Trust Units were added to the basic weighted average number of Trust Units outstanding (2009 – nil Trust Units) for the dilutive effect of incentive rights, bonus rights and convertible debentures.  In computing diluted per unit amounts for the three month period ended March 31, 2010, 7,241,070 incentive rights, as well as 21,462,391 potentially issuable Trust Units through the Convertible Debentures (see note 5) were excluded as the exercise and conversion prices were out of the money at March 31, 2010 (for three months ended March 31, 2009 – 9,849,375 incentive rights, 12,746,394 potentially issuable Trust Units through the Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

e)

Premium Distribution Reinvestment Plan

Commencing with the September 2009 distribution, PET adopted a Premium Distribution and Distribution Reinvestment Plan (the "Premium DRIP Plan"). This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the "Original Plan").  The primary differences between the Premium DRIP Plan and the Original Plan are the addition of the Premium Distribution component under the Premium DRIP Plan and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP Plan allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP Plan, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date.  Participants in the distribution reinvestment component of the Premium DRIP Plan will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP Plan).  The Premium DRIP Plan also allows eligible Unitholders to otherwise elect, under the Premium Distribution component of the Premium DRIP Plan, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date.  In the event that eligible Unitholders elect to participate in the Premium Distribution component of the Premium DRIP Plan, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

7.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has in place a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors administers the Unit Incentive Plan and determines participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The exercise price of the Incentive Rights (“Exercise Price”) is, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant. The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit. The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the three month period ended March 31, 2010 the Trust recorded $ 0.7 million in Trust Unit compensation ($ 1.3 million for the three month period ended March 31, 2009). Compensation expense for quarter ended March 31, 2010 includes a recovery of $0.6 million pertaining to the cancellation of Severo performance warrants.

At March 31, 2010 PET had 9.0 million Unit Incentive and Bonus Rights issued and outstanding relative to the 12.9 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 6 (b)).  As at March 31, 2010, 2,031,000 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (1,907,800 as of March 31, 2009).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2010	2009
Distribution yield (%)	0.0	0.0
Expected volatility (%)	49.9	45.4 – 51.6
Risk-free interest rate (%)	2.27	1.56 – 2.34
Expected life of Incentive Rights (years)	3.75	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 1.93	$ 1.81

Incentive Rights	Average exercise price	Incentive rights
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000
Balance, December 31, 2009	$ 4.72	8,861,850
Granted	4.88	20,000
Forfeited	6.37	(160,500)
Balance, March 31, 2010	$ 4.56	8,721,350

The following table summarizes information about Incentive Rights outstanding at March 31, 2010 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at March 31, 2010	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at March 31, 2010	Weighted average vested exercise price/Incentive Right
$ 2.60 - $ 4.49	5,570,375	3.4	$ 3.74	1,632,250	$ 3.73
$ 4.50 - $ 6.99	2,337,100	4.2	4.98	255,750	5.53
$ 7.00 - $ 8.99	208,500	2.6	7.70	83,750	7.53
$ 9.00 - $ 11.00	605,375	2.2	9.40	59,250	10.01
Total	8,721,350	3.5	$ 4.56	2,031,000	$ 4.29

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2008	$ 12,873
Trust Unit-based compensation expense	7,481
Transfer to Unitholders’ capital on exercise of Incentive Rights	(581)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	19,470
Trust Unit-based compensation expense	655
Transfer to Unitholders’ capital on exercise of Bonus Rights	(16)
Balance, as at March 31, 2010	$ 20,109

b)

Bonus Rights Plan

PET has a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three month period ended March 31, 2010 $ nil compensation expense was recorded in respect of the Bonus Rights granted (three month period ended March 31, 2009 – nil).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued distributions	37,425
Balance, December 31, 2009	288,629
Exercised	(2,000)
Additional grants for accrued distributions	9,049
Balance, March 31, 2010	295,678

8.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $202.4 million as at March 31, 2010 based on an undiscounted total future liability of $354.7 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	4,559	1,808
Obligations incurred	1,252	7,817
Obligations disposed	-	(8,016)
Revisions to estimates	-	3,233
Expenditures for obligations during the period	(2,023)	(3,715)
Accretion expense	4,000	13,738
	$ 202,376	$ 194,588

9.

FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

➢

Credit risk

➢

Liquidity risk

➢

Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Trust manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Trust’s allowance for doubtful accounts as at March 31, 2010 is $3.9 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $7.3 million as at March 31, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $3.2 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 4. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at March 31, 2010:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$ 67,163	$ 67,163	$ -	$ -	$ -
Distributions payable	6,430	6,430	-	-	-
Current bank debt – principal	6,771	6,771	-	-	-
Long term bank debt – principal	235,638	-	235,638	-	-
Convertible debentures – principal(1)	230,168	55,271	-	74,925	99,972
Total	$ 546,170	$ 135,635	$ 235,638	$ 74,925	$ 99,972

 (1) Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt(1)	$ 12,995	$ 8,495	$ 4,500	$ -	$ -
Interest on convertible debentures(2)	46,853	9,952	12,118	24,179	604
Total	$ 59,848	$ 18,447	$ 16,618	$ 24,179	$ 604

(1) Assuming revolving feature of the credit facility is not extended and calculated at the March 31, 2010 effective interest rate of 3.8% and assuming a constant debt level equivalent to the balance at March 31, 2010.

(2) Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at March 31, 2010, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the three month period ended March 31, 2010 $ nil have been included in oil and natural revenue pertaining to forward physical gas fixed-price sales contracts ($1.0 million gain for the three month period ended March 31, 2009). In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for three month period ended March 31, 2010 were $56.4 million ($14.4 million gain for the three month period ended March 31, 2009). Of the total realized gains on financial instruments, included in earnings for the three month period ended March 31, 2010, $57.1 million, were recorded as a result of settlement of contracts prior to maturity ($ nil million for three month period ended March 31, 2009).

Natural gas commodity contracts

At March 31, 2010 the Trust had entered into forward gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Physical	sold	27,500	$ 3.730	April 2010
Physical	bought	(30,000)	$ 3.693	April 2010
Financial	sold	100,000	$ 4.495	April 2010 – October 2010
Financial	sold	92,500	$ 7.595	November 2010 – March 2011
Physical	sold	10,000	$ 7.745	November 2010 – March 2011
Financial	sold	65,000	$ 5.427	April 2011 – October 2011
Financial	sold	57,500	$ 5.335	November 2011 – March 2012
Financial	sold	89,679	$ 6.777	January 2013 – March 2013

The Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010 respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Trust’s cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

			Strike	Term
Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)
Financial	sold	15,000	$ 7.083	April – October 2010
Financial	sold	20,000	$ 7.250	April – December 2010
Financial	sold	32,500	$ 8.000	November 2010 – March 2011
Financial	sold	30,000	$ 6.000	April 2011 – October 2011

At March 31, 2010 the Trust had not entered into any financial or forward physical gas sales arrangements at NYMEX.

At March 31, 2010 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

Type of Contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	5,000	$ (0.770)	April 2010 – October 2010
Financial	bought	(5,000)	$ (0.810)	April 2010 – October 2010
Physical	sold	17,500	$ (0.445)	April 2010 – October 2010
Physical	bought	(17,500)	$ (0.731)	April 2010 – October 2010
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	15,000	$ (0.547)	April 2011 – October 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011

The following table reconciles the Trust’s financial instrument assets and liabilities as at March 31, 2010:

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized (loss)/gain	19,289	(2,638)	16,651
Balance at March 31, 2010	$ 65,441	$ 18,529	$ 83,970

Commodity price sensitivity analysis

As at March 31, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $16.9 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Trust’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at March 31, 2010.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Trust’s future distributions and capital investments.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the three months ended March 31, 2010.

Interest rate sensitivity analysis

For period three months ended March 31, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Trust's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged in 2010 from prior reporting periods.

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended March 31, 2010:

Net debt ($ thousands)	March 31, 2010
Bank debt	235,638
Convertible debentures, measured at principal amount	230,168
Working capital deficiency (surplus) (2)	23,914
Net debt	489,720
Cash flow provided by operating activities	81,626
Exploration costs (3)	1,334
Expenditures on asset retirement obligations	2,023
Gas over bitumen royalty adjustments not yet received	1,621
Changes in non-cash operating working capital	(2,185)
Funds flow	84,419
Annualized funds flow (1)	337,676
Net debt to annualized funds flow ratio (times) (1)	1.5

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities, restricted cash and the current portion of the convertible debentures.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at March 31, 2010, the Trust’s ratio of net debt to annualized funds flow was 1.5 to 1.  This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, distributions, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Trust’s Unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at March 31, 2010.

The capital structure at March 31, 2010 was as follows:

Net debt	$ 489,720
Total equity (net of deficit) (1)	341,876
Total capital at March 31, 2010	$ 831,596

(1)

As at March 31, 2010 the closing market price of Paramount Energy Trust’s Units was $ 4.68.

Conversion to IFRS will not have an impact on business, but capital management disclosure may change.

Fair value of financial instruments

The Trust’s financial instruments as at March 31, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Distributions payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short terms to maturity.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

10.

OPERATING LEASES

a)

Operating leases

As of March 31, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2010	1,802
2011	2,389
2012	2,376
2013	2,010
After 2014	8,439
Total commitment	17,016

b)

Pipeline commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of March 31, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2010	6,552
2011	4,827
2012	2,959
2013	2,167
After 2014	1,729
Total commitment	18,234

11.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to PET in cash, but are a deduction from the Trust’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009, the Trust’s net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of March 31, 2010 PET has accumulated $6.8 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Trust’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded for quarter ended March 31, 2010	3,828
Less: royalty adjustments not yet received for quarter ended March 31, 2010	(1,621)
Net liability, March 31, 2010	79,374

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown. As a result, in 2010 the Trust reclassified $0.4 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

12.

SUBSEQUENT EVENTS

Acquisition

On April 1, 2010, PET closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta (“Edson Acquisition”). The acquisition of $126 million consists of 10.1MMcfe/d natural gas and liquids production as well as extensive gathering and processing infrastructure and undeveloped land. As part of the acquisition, PET has agreed to farm-in on 37 gross acres of undeveloped Cardium rights.

Subscription Receipt Issuance

PET partially financed the Edson Acquisition with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit facilities. Under the bought deal financing, PET issued 12,109,500 Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57,520,125. The proceeds have been disclosed as restricted cash and the subscription receipts, net of issue costs, as a separate component of unitholders’ equity on the consolidated balance sheet. The subscription receipts were converted into trust units in the second quarter of 2010.

Convertible Debenture Issuance

On May 4, 2010, PET announced a public short form prospectus offering, on a bought deal basis, of $60 million principal amount of convertible unsecured junior subordinated debentures with an interest rate of 7.00% per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010. The debentures will mature on December 31, 2015 and may be redeemed at a conversion price of $7.00 per trust unit. The net proceeds of the offering will be used to repay indebtedness of the Trust under the existing 6.25% convertible debentures due June 30, 2010 and the existing bank facility and for general corporate purposes. The offering is subject to normal regulatory approvals including approval of the Toronto Stock Exchange and is expected to close on or about May 26, 2010.